Exhibit 99.3

Sun Life Financial Inc. Form of Shareholder Proxy for the May 11, 2022 Annual Meeting Your control number is: The UNDERSIGNED common shareholder of Sun Life Financial Inc. (the “Company”) hereby appoints William D. Anderson, Chair of the Board, or failing him, Scott F. Powers, Chair of the Governance, Investment & Conduct Review Committee, or failing him, a director of the Company appointed by the directors present at the meeting, or instead of any of the foregoing, as the proxyholder of the undersigned to attend, vote and act on behalf of the undersigned at the Annual Meeting of the Company to be held on Wednesday, May 11, 2022 and at any continuation of the meeting after any adjournment or postponement thereof, to the same extent and with the same powers as if the undersigned were personally present at such meeting or any such continuation thereof. A common shareholder has the right to appoint a person or company other than those designated above by inserting the name of such person in the space provided above. In addition, if you or your proxyholder want to attend the meeting and vote your shares virtually, YOU OR YOUR PROXYHOLDER MUST obtain a new control number by calling 1 (866) 751-6315 (within North America) or 1 (212) 235-5754 (outside of North America) or by completing an online form at: https://www.tsxtrust.com/control-number-request by 5:00 pm (Toronto time) on Monday, May 9, 2022 from the Company’s transfer agent and registrar, TSX Trust Company (TSX Trust). This new control number will allow you or your proxyholder to log in to and vote at the meeting. Without this new control number, you or your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote. A duly completed form of proxy must be received by TSX Trust no later than 5:00 pm (Toronto time) on Monday, May 9, 2022 or, in the case of an adjournment or postponement of the meeting, by no later than 5:00 pm (Toronto time) on the date that is two business days before the meeting is reconvened. See reverse side for instructions for submitting your proxy. Information on the following can be found in the Management Information Circular of the Company dated March 18, 2022. The directors and management recommend common shareholders vote FOR the matters below. Unless otherwise specified, the proxyholders designated by the directors and management intend to vote FOR the matters below: 1. Election of Directors 01 Deepak Chopra For Withhold 06 Helen M. Mallovy Hicks For Withhold 02 Stephanie L. Coyles For Withhold 07 Marie-Lucie Morin For Withhold 03 Ashok K. Gupta For Withhold 08 Scott F. Powers For Withhold 04 M. Marianne Harris For Withhold 09 Kevin D. Strain For Withhold 05 David H. Y. Ho For Withhold 10 Barbara G. Stymiest For Withhold 2. Appointment of Deloitte LLP as Auditor0 For Withhold 3. Non-Binding Advisory Vote on Approach to Executive Compensation . For Against Your Signature(s) (all common shareholders named on proxy must sign) Date (dd-mm-yyyy) X – – If you have questions regarding this proxy, please refer to the Voting section of the Management Information Circular for contact information.

Notes to the Form of Proxy This form of proxy is solicited by and on behalf of the Board of Directors and management. This proxy is valid only for the Annual Meeting on May 11, 2022, and any continuation of the Annual Meeting after any adjournment or postponement thereof. a) If the common shareholder intends to vote by proxy, this form of proxy must be signed and dated by the common shareholder. All signatures must agree with the names on this proxy. If the common shareholder is a corporation, it must be signed by a duly authorized signing officer whose title should be provided. b) If this form of proxy is signed pursuant to a power of attorney, written evidence of the appointment of the attorney must be returned with the completed proxy. c) Should any of the nominees named in paragraph one of this proxy be unable to serve as a director for any reason, the proxyholder reserves the right to vote for another nominee in his or her discretion unless the proxyholder has been specifically instructed on this form of proxy to withhold the vote for the election of directors. d) This form of proxy confers discretionary authority upon the proxyholder with respect to matters that may properly come before the meeting, including any amendments or variations to matters identified in the Notice of Meeting, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the meeting is routine or contested. e) This proxy must be delivered in accordance with the provisions set out in the Management Information Circular dated March 18, 2022. f) An undated proxy is deemed to be dated on the day it was received by TSX Trust Company. Instructions for Submitting Your Proxy By Mail: Mark, sign, date and return in the envelope provided. By Email: Mark, sign, date, scan and email both pages to proxyvote@tmx.com. By Telephone: From Canada or the United States only, using a touch-tone telephone, call toll free 1 (888) 489-7352 (English and French) and follow the voice instructions. You will need to refer to your control number printed on the front of this proxy form. By Internet: Access www.tsxtrust.com/vote-proxy and follow the instructions. You will need to refer to your control number printed on the front of this proxy form. THIS IS THE END OF THE PROXY FORM FOR THE 2022 ANNUAL MEETING. GO DIGITAL! Sign up for our electronic delivery service. Electronic Delivery of Documents We are permitted to deliver our Management Information Circular and management’s discussion and analysis to you through notice-and-access as described in the Circular. If you wish to go digital and receive other materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information by e-mail instead of in hard copy, you can provide your consent by signing up on-line at: tsxtrust.com/SL/GoDigital or by checking the box and providing your e-mail address below. We encourage you to take advantage of this service. You may change your instructions at any time by writing to the Company’s transfer agent, TSX Trust Company, at sunlifeinquiries@tmx.com. Please provide your instructions along with your name, address and Shareholder Account Number at the bottom of this form. To: TSX Trust Company ï± I wish to receive materials prepared by Sun Life Financial Inc., such as notices of meeting, proxy forms, annual financial statements and other information required to be sent to shareholders, electronically. Doing so means that you will be notified by email when such documents are available, at which time they can be viewed and/or downloaded from our website: www.sunlife.com. My e-mail address is: The Insurance Companies Act (Canada) provides that you may also decline to receive annual financial statements, by mail or electronically, by providing written instructions. Please check the box below if you do not wish to receive future annual financial statements. If you do not provide instructions below, the annual financial statements will be sent to you. ï± I do not wish to receive annual financial statements. Shareholder’s name and account number Your signature(s) (all common shareholders named on proxy must sign) Date (dd-mm-yyyy) X – –

S-1 REQUEST FOR FINANCIAL STATEMENTS | DEMANDE D’ÉTATS FINANCIERS ONLINE: VISIT BROADRIDGEFINANCIALREQUESTS.COM EN LIGNE : VISITEZ BROADRIDGEFINANCIALREQUESTS.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. YOUR CONTROL À L’AIDE DE VOTRE ORDINATEUR OU DE VOTRE APPAREIL PORTABLE. NUMBER IS LOCATED BELOW. VOTRE NUMÉRO DE CONTRÔLE EST INDIQUÉ CI-DESSOUS. CONTROL NUMBER: SCAN TO REQUEST âž” NUMÉRO DE CONTRÔLE : âž” MATERIAL NOW NUMÉRISEZ 9999 9999 9999 9999 POUR DEMANDER LES DOCUMENTS MAINTENANT 25470E503 GR3 To: Holders of Sun Life Financial Inc. (“SLF”) Class A Preferred Shares, Series 3, 4, 5, 8R, 9QR, 10R and 11QR Request for Financial Statements Sun Life Financial Inc.’s annual financial statements, interim financial statements and the related management’s discussion and analysis are available on-line at www.sunlife.com/financialreports. If you want us to mail you a printed copy of these documents, please indicate below. If you do not provide instructions, these documents will not be sent to you. You will be asked this question annually. YES, I wish to receive a paper copy of the 2022 annual financial statements and the related management’s discussion and analysis. YES, I wish to receive a paper copy of the 2022 interim financial statements and the related management’s discussion and analysis. You may also sign up on-line at: http://tsxtrust.com/financialstatements (company code: 6981b). Signature Date (dd/mm/yy) Thank you for investing in Sun Life Financial Inc. Dest. : Porteurs d’actions privilégiées de catégorie A, série 3, 4, 5, 8R, 9QR, 10R et 11QR de la Financière Sun Life inc. (la «FSL») Demande d’envoi des états financiers Les états financiers annuels et les états financiers intermédiaires de la Financière Sun Life inc., de même que les rapports de gestion s’y rapportant, sont accessibles en ligne sur le site www.sunlife.com/rapportsfinanciers.. Si vous désirez que nous vous envoyions par la poste un exemplaire imprimé de ces documents, veuillez l’indiquer ci-dessous. Si vous ne fournissez pas de directives, ces documents ne vous seront pas envoyés. Cette question vous sera posée chaque année. OUI – Je désire recevoir un exemplaire Papier des états financiers annuels de 2022 et du rapport de gestion s’y rapportant. OUI – Je désire recevoir un exemplaire papier des états financiers intermédiaires de 2022 et des rapports de gestion s’y rapportant. Vous pouvez également vous inscrire en ligne à l’adresse http://tsxtrust.com/financialstatements/fr (code de la société : 6981b). Signature Date (jj/mm/aa) Nous vous remercions d’avoir investi dans la Financière Sun Life inc. 9999 9999 9999 9999